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                           May 26, 2022

       Mark Smith, Ph.D.
       Chief Executive Officer
       Finch Therapeutics Group, Inc.
       200 Inner Belt Road, Suite 400
       Somerville, MA 02143

                                                        Re: Finch Therapeutics
Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 24, 2022
                                                            File No. 333-265173

       Dear Dr. Smith:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Marc Rubenstein, Esq.